Mail Stop 3561

July 3, 2008

Mr. Jing Jing Long
Principal Executive Officer
Tank Sports, Inc.
10925 Schmidt Road
El Monte, California 91733

> **Re:** **Tank Sports, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 26, 2008**
> **File No. 333-129910**

Dear Mr. Long:

      We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant